April 1, 2025

Jay Madhu
Chief Executive Officer
Oxbridge Re Holdings Limited
Suite 201
42 Edward Street
P.O. Box 469
Grand Cayman, KY1-9006
Cayman Islands

        Re: Oxbridge Re Holdings Limited
            Definitive Proxy Statement on Schedule 14A
            Filed May 1, 2023
            File No. 001-36346
Dear Jay Madhu:

        We issued comments to you on the above captioned filing on January 3, 2024. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by April 15, 2025.

         If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

       Please contact Alyssa Wall at 202-551-8106 or Amanda Ravitz at 202-551-3412 with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Disclosure Review
Program